Act: 1933
Section:
Rule: 902(B)
Public
Availability: 8/20/2004

No Act DC

August 20, 2004

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

Re: Tokyo Stock Exchange, Inc.
Incoming letter dated July 13, 2004

In response to your letter, the Mothers Board is a "designated offshore securities market" within the meaning of Rule 902(b) of Regulation S because it is part of the Tokyo Stock Exchange, Inc.

Sincerely,

Michael Pressman
Special Counsel

04042901

1093209

MORI HAMADA & MATSUMOTO

JFE Building
1-1-2 Marunouchi, Chiyoda-ku
Tokyo 100-0005, Japan
tel 81 3 5223 7777
fax 81 3 5223 7666

July 13, 2004

Chief of the Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 25049

Dear Sirs:

On behalf of the Tokyo Stock Exchange, Inc. (the "Exchange"), we, Mori Hamada & Matsumoto, hereby request your confirmation that the designation of the Exchange as a designated off-shore securities market (a "DOSM") within the meaning of rule 902(b) of Regulation S, as amended, includes the portion of the Exchange known as the Market of the High-Growth and Emerging Stocks ("Mothers"). In our view the reference to the Exchange contained in rule 902(b)(1) should be read as including Mothers. In addition, Mothers satisfies most, if not all, of the attributes set forth in rule 902(b)(2) to be considered in determining whether to designate a foreign securities market as a DOSM pursuant to rule 902(b), although we consider that, as Mothers is already covered by rule 902(b)(1), satisfaction of rule 902(b)(2) is not necessary.

Rule 902(b)(2) of Regulation S specifies the attributes that a foreign securities exchange should have in order to be designated as a DOSM. These features include, among others:

- organization under foreign law,
- association with a generally recognized community of brokers, dealers, banks, or other professional intermediaries with an established operating history,
- oversight by a governmental or self-regulatory body,
- oversight standards set by an existing body of law,
- reporting of securities transactions on a regular basis to a governmental or self-regulatory body,
- a system for exchange of price quotations through common communications media, and
- an organized clearance and settlement system.

Mothers, together with the First Section and the Second Section of the Exchange, is administered by the Exchange. The Exchange is organized as a stock corporation under the laws of Japan and licensed as a securities market under the Securities and Exchange Law of Japan. Mothers officially launched on November 11, 1999 in order to provide venture companies access to funds at an early stage of their development and to provide investors with more diversified investment products.

The Exchange is a central institution in the issuing and secondary trading market in Japan and its major functions include, *inter alia* (1) the provision of a market place, (2) monitoring trading; (3) examination of the securities of listing candidate companies; (4) monitoring listed securities; and (5) supervision of trading participants. Only members of the Exchange may access the trading system utilized by Mothers and all Exchange member firms are subject to the rules of the Exchange.

Securities which are traded on Mothers are subject to listing criteria relating to minimum market capitalization, high growth potential, an opinion of 'fair and accurate' expressed by auditors and revenue record, which are established and approved by the Exchange. The Exchange may suspend the trading of, or delist, securities traded on Mothers if such listing criteria are not met.

Mothers is governed by the rules of the Exchange. In addition, the Exchange is subject to oversight standards set forth by the Securities and Exchange Law.

In order to ensure investor protection and fair and transparent transactions, Mothers requires the accurate, swift and fair disclosure of corporate and securities information. Rules relating to such disclosures, including requirements of filing with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of the Annual Securities Report, the Semi-annual Report, and the Extraordinary Report, are set forth in the Securities and Exchange Law, to which the Exchange and Mothers are subject. In addition, the Exchange requires in its rules the Mothers listed companies to timely disclose important corporate information resulting from business activities. Finally, the Exchange operates a filing database to facilitate investor access to such disclosures.

The trading and settlement of securities listed on Mothers takes place under the same administration as those listed on other sections of the Exchange. Orders are matched automatically subject to price fulfillment and order queue. Trading on Mothers is subject to the same regulatory oversight by the Exchange, including broadly similar trade reporting and publication requirements. Companies whose shares are traded on Mothers are monitored in the same way as any other issuers' shares who are admitted to any other sections of the Exchange. Transaction prices are available to the public.

Given the foregoing, we respectfully request for your confirmation that the reference to the Exchange contained in Rule 902(b)(1) be read as including Mothers.

If you have any question regarding this request, please do not hesitate to contact Toru Ishiguro or Kensuke Ambe of Mori Hamada & Matsumoto at 81-3-6212-8323 by phone or 81-3-6212-8223 by fax.

Very truly yours,

Kensuke Ambe, Attorney-at-law
On behalf of the Tokyo Stock Exchange, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2004

Mr. Kensuke Ambe
Mori Hamada & Matsumoto
JFE Building
1-1-2 Marunouchi, Chiyoda-ku
Tokyo 100-0005 Japan

Re: Tokyo Stock Exchange, Inc.

Dear Mr. Ambe:

In regard to your letter of July 13, 2004 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance